Filed VIA EDGAR

Securities and Exchange Commission

Washington, D.C. 20549

Division of Corporate Finance

Att: Ramin Olson or Lilyanna Peyser, Staff Attorneys

June 22, 2011

Dear Mr. Olson or Ms. Peyser:

Re: Lion Lam Diamond Inc.,

Amendment No.4 to Registration Statement on Form S-1

Filed May 25,2011

File No.333-172112

In response to the Commissioner's letter dated June 16, 2011, we provide the following responses as follow:

General

1. Your registration statement contains numerous typographical errors, many of which have been added in the current amendment. some of the errors are confusing and make the meaning of certain portions of your prospectus nuclear. As examples only, and not an exhaustive list:

•        You appear to have a typographical error in footnote two on page two.

•        In the section entitled" Summary Information, Risk Factors" on page six you have replaced an apostrophe after the word "auditors" in the middle of the last sentence of the fourth full paragraph with a question mark.

•        On Page F-1 you have replaced an apostrophe after the word " stockholders" with a question mark.

•        On page 30 you have added the characters, "?#12288;" with no explanation.

Please thoroughly revise your filing to remove typographical errors. In places where you intended to make changes to punctuation-such as changing apostrophes to question marks- please explain to us the intent behind the changes in your response letter.

Response: The Edgar software recently used in our last filing has resulted for lost of data or distorted characters. We have corrected all these typographical errors in this current filing.

The offering, page 4

2. Your table under this section states you will offer up to 50,000,000 shares of common stock, whereas you fee table and other portions of your registration statement state you will offer 5,000,000 shares. Please thoroughly revise your registration statement for consistency.

Response: The Company has revised the number of shares as you suggested. Page 4.

Selected financial Data, Page 7

3. Please revise to separately disclose financial data as of the periods ended December 31, 2010 and March 31, 2011 and for the period from inception to December 31, 2010 and for the three months ended March 31, 2011. Refer to instructions to Item 301 of Regulation S-K. Please also ensure that the amounts you disclose here agree with the amounts disclosed in the financial statements. In this regard, we note that total expenses and net loss disclosed in this table represent amounts for the three months ended March 31, 2011 as opposed to the period from inception to March 31, 2011. Please ensure your heading descriptions are accurate as well as aligned with the related numerical disclosures. We may have further comments.

Response: The Company has revised all financial data as of the periods ended December 31, 2010 and March 31, 2011. Page 7.

Item 6. Dilution, page 14

4. Please revise net tangible book value as of March 31, 2011 in the second paragraph to represent net negative tangible assets ( or tangible stockholders' deficit) as of that date, as $(24,072) represents your net deficit as opposed to net tangible book value at March 31,. Please also revise the net tangible book value per share and pro forma amounts as appropriate.

Response: The Company has revised the net tangible book value based on our revised net tangible assets of $18,005.

Plan of Operation page 26

Phase 11: Outsource jewelry design projects, page 26

5. We note your statement that you " have a number of vendors that could provide us with 3-D jewelry designs. Please revise to clarify whether you have agreements in place pursuant to which such vendors have agreed to provide such services to you.

Response: The Company has added the following supplemental disclosure:

"We have agreements in place pursuant to which a number of vendors have agreed to provide services to us" Page.26. We are filing an Exhibit 10.4 a design proposal for crown project from one of our vendors.

6. Please revise your statement that you " have skilled artisans and goldsmiths could be completed the crown projects to us" to clarify the services to be provided by such artisans and goldsmiths. If for example, you mean that such artisans and goldsmiths used the relevant prototype design that is selected and ordered by a customer to create the physical crown, then please revise your disclosure to say so; in such case, please also revise your disclosure to indicate how long it will take such artisans and goldsmiths to complete the create of each crown.

Response: The Company has added the following supplemental disclosure:

"These artisans and goldsmiths used the relevant prototype design that is selected by a customer to create the physical crown. The artisans and goldsmiths typically take 90 days to complete the creation of each crown." Page 26.

7. You state that the " skilled artisans and goldsmiths" whether you have entered into any agreements with any such artisans and goldsmiths, including any pursuant to which they are required to provide services to you.

Response: Please be informed that we have added the following supplementary disclosures:

"These skilled artisans and goldsmiths have verbal agreements with us pursuant to which they will provide such services to us."

8. We note your statement that you " do not have any material contracts with AJC Designing Inc.," Please revise to clarify whether you have entered into any agreements with AJC Designing Inc., including any pursuant to which it is required to provide services to you.

Response: The company has added the following supplemental disclosure:

"We have verbal agreement with AJC Designing Inc., pursuant to which AJC Designing Inc. agreed to provide design services; however, we have the options to select from a number of 3-D design vendors who could provided similar design services at a reasonable price."

Executive Compensation, Page 29

Summary Compensation Table, page 29

9. The preamble to your summary Compensation Table states that the table sets forth Compensation paid for the most recently completed fiscal year, while the note after the table indicates that the dollar amounts in the table reflect salary payable to Mr. Lam for the period ended March 31, 20110. Please revise your disclosure to present the compensation amounts for the completed fiscal year as required by item 402 of Regulation S-K.

Response: The Company has made revisions in our Summary Compensation Table to reflect the most recently completed fiscal year. Page 29.

10. The note following your summary compensation Table states that David Lam received $3,222 as salary and $16,328 accrued salary payable to him for " the period ended March 31, 2011." Please revise your disclosure to present the compensation amounts in terms of completed fiscal years. Also, please clarify the difference between salary and accrued salary payable and add disclosure regarding whether and when the company intends to pay the accrued salary payable.

Response: The company has made revisions in our Summary Compensation Table to reflect the most recently completed fiscal year. Page 29

Security Ownership to Certain Beneficial Owners and management, page 30

11. The number of shares reflected in your table is inconsistent with the number disclosed elsewhere in your filing. Please revise to present the information in the table as of the most recent practicable date. See Item 403 of Regulation S-K.

Response: The Company has revised the number of share as you suggested. The corrected number of shares for the most recent practicable date was 6,000,000.

Transactions with Related Person, Promoters and Certain Control Persons, page 30

12. We note your statement that during the three months ended March 31, 2011 you received a $29,000 loan from David Lam. Your previous amendment stated that you had also received a $29,000 loan from David Lam during the six months ended December 31, 2010. Please revise your disclosure to state the dates and terms of each of these loans. Also, if material, please file the loan agreements as exhibits. Please make corresponding revisions to the disclosure in Note 4 on page F-10, as appropriate.

Response: The Company have made the following revision:

" On July 14, 2010, the Company received $29,000 as an unsecured loan from David Lam, our officer and director of the Company. The loan is evidence by a promissory note and is due upon demand that bears 4% interest per year."

The Company has previously filed the loan agreement as Exhibit 99.1 on 02/28/2011. It was the same loan arrangement.

Financial Statements

13. Please revise the amount shown as Paid in Capital so that it is consistent with what is disclosed on the Statements of Stockholders' Equity.

Response: The Company has revised the amount shown as Paid In Capital so it is consistent with what is disclosed on the Statements of Stockholder's Equity.

Statements of Operations, Page F-3

14. Please label the column for the three months ended March 31, 2011 as unaudited.

Response: The Company has revised the column for the three months ended March 31, 2011 as unaudited.

15. Please revise to include separate columns for amounts for the period from July 14, 2010 to December 31, 2010 and accumulative amounts for the period from July 14, 2010 to March 31, 2011 as you label the financial statements as those of a development stage company.

Response: The Company has included separate columns per your request. F-3

16. Please include the amounts for net loss, which represent loss from operations and interest expense. Please also ensure that the correct amount of net loss is disclosed in the Statements of Cash Flows and the Statements of Stockholders' Equity.

Response: The Company has included the amounts for net loss and made revisions in the Statements of Cash Flows and the Statements of Stockholders' Equity. Page F-3

17. Please ensure the loss per share calculations correspond linearly with the related descriptions.

Response: The Company has insured the loss per share calculations correspond linearly with the related descriptions.

18. Please remove the dollar sign from the total weight average shares.

Response: The Company has removed the dollar sign from the total weight average shares.

Statement of Cash Flows, page F-4

19. Please revise the label of accumulated balances to represent the period from inception to December 31, 2010 and ensure that the appropriate balances are included.

Response: The Company has revised the label of accumulated balances as suggested. Page F-4.

20. The amounts you have disclosed as changes in operating assets and liabilities do not correspond to the change in balance sheet amounts from one period to the next. Please refer to ASC 230-10-55 and revise accordingly.

Response: The Company has revised the changes in operating assets and liabilities to reconcile with the balance sheet amounts from one period to the next.

21. Please include all subtotals for cash provided (used) in/by operating activities.

Response: The Company has included all subtotals of cash provided (used) in/by operating activities. F-4.

22. Please include and move the amounts of cash at the beginning of each period and the net increase ( decrease) to the appropriate line items.

Response: The Company has moved the amounts of cash at the beginning of each period and the net increase ( decrease) to the appropriate line items. page F-4

23. Please include all ending cash balances on the appropriate line.

Response: The Company has included all ending cash balances on the appropriate line. Page F-4

24.Please tell us why you have included the forgiven interest as supplemental cash flow information as interest paid.

Response: We have removed the forgiven interest as supplemental cash flow information as interest paid. F-4

Statements of Stockholders' Equity, page F-5

25.Please revise to include the amount of interest forgiven during the three months ended March 31, 2011 or tell us why you believe your presentation is correct.

Response: We have added the interest forgiven during the three months ended March 31, 2011. F-5

26. Please revise the amount disclosed as accumulated net losses from inception to March 31, 2011 to conform to the amount disclosed in the financial statements.

Response: The Company has revised the accumulated net losses from inception to March 31, 2011 to conform to the amount disclosed in the financial statements.

27. Please note that financial statements will be considered false and misleading if those financial statements are prepared on the assumption of a going concern but should more appropriately be based on the assumption of liquidation. Financial statements containing audit reports that contain such going concern language should contain prominent disclosure of the registrant's viable plans to overcome such difficulties. We not no viable plans to overcome such difficulties. We note no viable plans included in the above referenced disclosure. Please advise or otherwise revise.

Response: The management has added supplemental disclosure about as follow:

"We have sold several large polished diamonds at 2-3 carat sizes which resulted in significant revenue increase for our next quarter. Our management is also focused on accepting orders for crown products, extensive advertising for distributors and sales of stocks once our registration statement is declared effectiveness by the Commission."

Please refer to our Plans of Operations, page 26 and elsewhere in the prospectus concerning our detailed business plans for the next twelve months and beyond.

Exhibit 23

28. Please tell us why you have filed two versions of Exhibit 23. We note that the second Exhibit 23 filing refers to the report of your auditors dated May 23, 2011. We are unable to locate this report in your filing. Please explain.

Response: We have enclosed an updated auditor interim review report as Exhibit 23.1

END

Should you have any questions or require any additional information with respect to this filing, please contact our attorney Idris Ayeni Esq., at (832)-463-0518 or by facsimile at (832)-504-9574. and send us additional notification to the undersigned by facsimile and e-mail.

Thank you for your assistance and cooperation.

Respectfully submitted,

By: /s/ David Lam

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David Lam

Chief Executive Officer

cc: Idris Ayeni, Esq.